October 2, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
100 F Street, Northeast
Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Responses dated June 28, 2013
File No. 1-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (the "Company"), we are responding to your letter dated September 20,2013 regarding the review of the above-referenced filing. Pursuant to the discussion today between our counsel, Latham & Watkins LLP, and the Staff of the Division of Corporation Finance (the "Staff"), the Company hereby confirms that it intends to provide its response to the Staff's comments on or before October 16, 2013.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (56-2) 2476-5644.

Very truly yours,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.